UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 2, 2025

WINVEST ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40796	86-2451181
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

125 Cambridgepark Drive, Suite 301

Cambridge, Massachusetts

02140

(Address of principal executive offices)

Registrant’s telephone number, including area code: (617) 658-3094

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, one redeemable Warrant, and one right	WINVU	OTC Markets Group Inc.
Common Stock, par value $0.0001 per share	WINV	OTC Markets Group Inc.
Warrants to acquire 1/2 of a share of Common Stock	WINVW	OTC Markets Group Inc.
Rights to acquire one-fifteenth of one share of Common Stock	WINVR	OTC Markets Group Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934(§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into or Amendment of a Material Definitive Agreement.

Business Combination Agreement

On December 2, 2025, WinVest Acquisition Corp., a Delaware corporation (the “SPAC”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with WinVest Holdings Corp., an exempted company incorporated and registered in the Cayman Islands (“Pubco”), WinVest Merger Sub I Limited, an exempted company incorporated and registered in the Cayman Islands and a wholly-owned subsidiary of Pubco (“Company Merger Sub”), WV Merger Sub II Corp., a Delaware corporation and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), and Embed Financial Group Cayman Holdings, an exempted company incorporated and registered in the Cayman Islands (the “Company”).

Capitalized terms used and not otherwise defined in this Current Report on Form 8-K (this “Current Report”) have the meanings set forth in the Business Combination Agreement. The Business Combination Agreement and transactions contemplated therein (the “Transactions”) were approved by the board of directors of the SPAC and the board of directors of the Company.

The Mergers

Pursuant to the Business Combination Agreement, and subject to the terms and subject to the conditions thereof, the following transactions will occur (together with the Transactions and other agreements contemplated by the Business Combination Agreement, the “Business Combination”):

(i) promptly after the date of the Business Combination Agreement, pursuant to one or more Contribution Agreements between the equity holders of each of (a) Embed Financial Group Holdings PTE. Limited, a Singapore private company, (b) Impact Innovations Pte Ltd., a Singapore private company and (c) Embed Global Pte Ltd, a Singapore private company (collectively, the “Contributed Companies”), and the Company, the equity holders of the Contributed Companies shall contribute all of their equity interests in the Contributed Companies to the Company in exchange for the issuance to such equity holders of certain Company Class A Shares and the Company Class B Shares (such transactions, the “Company Reorganization”);

(ii) at the Closing, (a) Company Merger Sub will merge with and into the Company (the “Company Merger”), with the Company surviving the Company Merger as a wholly-owned subsidiary of Pubco and the issued and outstanding shares of the Company (other than the Company Dissenting Shares) being automatically cancelled in exchange for the right to receive shares of Pubco (the Company, in its capacity as the surviving company of the Company Merger, is sometimes referred to herein as the “First Surviving Company”) and (b) following, and as part of the same overall transaction as the Company Merger, SPAC Merger Sub will merge with and into the SPAC (the “SPAC Merger”, and together with the Company Merger, the “Mergers”), with the SPAC surviving the SPAC Merger as a wholly-owned subsidiary of Pubco and the outstanding securities of the SPAC being converted into the right to receive shares of Pubco (the SPAC, in its capacity as the surviving entity of the SPAC Merger, is sometimes referred to herein as the “Second Surviving Company”) (the Mergers together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents (as defined below)), all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law;

(iii) as consideration for the Company Merger, the Company Shareholders (other than the Company Dissenting Shareholders) as of immediately prior to the Company Merger Effective Time collectively shall be entitled to receive from Pubco, in the aggregate, a number of Pubco Ordinary Shares with an aggregate value equal to Four Hundred Twenty-Five Million U.S. Dollars ($425,000,000) (such amount the “Company Merger Consideration” and such shares the “Company Merger Consideration Shares”), with each Pubco Ordinary Share issued at a price of Ten U.S. Dollars ($10.00) per Pubco Ordinary Share (as equitably adjusted for share subdivisions, consolidations, share dividends, combinations, reorganizations, recapitalizations and the like after the Closing);

(iv) the Company Merger Consideration Shares shall be allocated among the Company Shareholders holding Company Class A Shares prior to the Company Merger Effective Time (the “Company Class A Merger Consideration Shares”) and the Company Shareholders holding Company Class B Shares prior to the Company Merger Effective Time (the “Company Class B Merger Consideration Shares”);

(v) each Company Class A Share that is issued and outstanding immediately prior to the Company Merger Effective Time (other than any Company Dissenting Shares) shall, as of the Company Merger Effective Time, be canceled in exchange for the right to receive Company Class A Merger Consideration Shares and each Company Shareholder (other than a Company Dissenting Shareholder) shall receive its pro rata share of the Company Class A Merger Consideration Shares, based on the number of Company Class A Shares owned by such Company Shareholder immediately prior to the Company Merger Effective Time, divided by the total number of Company Class A Shares issued and outstanding as at such time;

(vi) each Company Class B Share that is issued and outstanding immediately prior to the Company Merger Effective Time (other than any Company Dissenting Shares) shall, as of the Company Merger Effective Time, be canceled in exchange for the right to receive the Company Class B Merger Consideration Shares and each Company Shareholder (other than a Company Dissenting Shareholder) shall receive its pro rata share of the Company Class B Merger Consideration Shares, based on the number of Company Class B Shares owned by such Company Shareholder immediately prior to the Company Merger Effective Time, divided by the total number of Company Class B Shares issued and outstanding as at such time.; and

(vii) at the SPAC Merger Effective Time, (i) each issued and outstanding SPAC Public Unit will be automatically detached and the holder thereof shall be deemed to hold one share of SPAC Common Stock, one SPAC Public Warrant and one SPAC Right, in each case in accordance with the terms of the applicable SPAC Unit, (ii) each share of SPAC Common Stock issued and outstanding immediately prior to the SPAC Merger Effective Time will be canceled and converted automatically into the right to receive one Pubco Class A Ordinary Share, (iii) each SPAC Public Warrant and each SPAC Private Warrant issued and outstanding immediately prior to the SPAC Merger Effective Time will, by virtue of the SPAC Merger and without any action on the part of the holders thereof, cease to represent a right to acquire shares of SPAC Common Stock and will instead represent a right to acquire Pubco Class A Ordinary Shares on the same terms and conditions as applied immediately prior to the SPAC Merger, and (iv) each SPAC Right issued and outstanding immediately prior to the SPAC Merger Effective Time will be automatically converted into the number of Pubco Class A Ordinary Shares that would have been received by the holder thereof if such SPAC Right had been converted upon the consummation of a Business Combination.

Immediately prior to the Company Merger Effective Time and the SPAC Merger Effective Time (i) the Class A ordinary shares, par value $0.0001 per share, of Pubco, shall be entitled to one (1) vote per share on all matters on which the Pubco Ordinary Shares are entitled to vote, and (ii) the Class B ordinary shares, par value $0.0001 per share, of Pubco, shall be entitled to ten (10) votes per share on all matters on which the Pubco Ordinary Shares are entitled to vote, as shall be provided for and fully described in the amended and restated Memorandum and Artiles of Association of Pubco that will be adopted prior to the Closing of the Business Combination.

Conditions to Closing

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination, the Transactions and related agreements by the respective shareholders of the SPAC and the Company, (ii) effectiveness of the registration statement on Form F-4 to be filed by Pubco in connection with the Business Combination; (iii) the absence of laws or governmental orders prohibiting the Business Combination, (iv) the receipt of certain required regulatory approvals, (v) Pubco having at least $5,000,001 of net tangible assets upon the Closing, (viii) customary bringdown of the representations, warranties and covenants of the parties and (ix) receipt of approval for Pubco’s listing on the Nasdaq Stock Market LLC.

Covenants

The Business Combination Agreement contains additional covenants, including, among others, requiring (i) the parties to conduct their respective businesses in the ordinary course through the Closing, subject to certain exceptions, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) The SPAC and the Company to prepare and Pubco to file a registration statement on Form F-4 (the “Registration Statement”), which shall include a proxy statement/consent solicitation statement, and take certain other actions to obtain the requisite approval of the SPAC stockholders of certain proposals regarding the Business Combination, and (v) the parties to use reasonable best efforts to obtain necessary approvals from government agencies.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by the parties as of the date of such agreement or other specific dates solely for the benefit of certain of the parties to the Business Combination Agreement, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, prospects or conditions (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement, or to perform its obligations under the Business Combination Agreement or any agreement ancillary thereto, in each case subject to certain customary exceptions.

The representations and warranties made by the parties are customary for transactions similar to the Transactions and none of the representations and warranties of the parties shall survive the Closing and no party has any post-Closing indemnification obligations.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing under certain circumstances, including: (i) by mutual written consent of the SPAC and the Company, (ii) by either the SPAC or the Company if the Closing has not occurred on or before June 30, 2026, provided that the failure of a condition not satisfied by such date is not principally caused by a breach by the terminating party, (iii) by either the SPAC or the Company if any governmental authority has issued a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions, (iv) by the SPAC or the Company if the required approvals of the stockholders of the SPAC are not obtained, or (v) by the SPAC or the Company if the other party has breached the Business Combination Agreement such that the applicable closing condition would not be satisfied, and such breach is not cured within the cure period specified in the Business Combination Agreement.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination.

Trust Account Waiver

Each of the Company, Pubco, Company Merger Sub and SPAC Merger Sub o agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in SPAC’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Business Combination Agreement is governed by the laws of the State of Delaware and the parties are subject to exclusive jurisdiction of the Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal action may be brought in any federal and state courts located in the State of Delaware (and any appellate courts thereof).

A copy of the Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto.

Ancillary Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Business Combination Agreement (the “Ancillary Documents”), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Documents, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Ancillary Documents in their entirety.

Voting and Support Agreement

On December 2, 2025, the SPAC, the Company, and the sole shareholder of the Company (the “Company Shareholder”) entered into a Voting and Support Agreement (the “Shareholder Support Agreement”) pursuant to which the Company Shareholder agreed to, among other things, vote their Company shares in favor of the Business Combination Agreement and the Business Combination and vote against any alternative transactions.

Lock-up Agreement

On December 2, 2025, Pubco and the Company Shareholder entered into a Lockup Agreement (the “Lock-Up Agreement”) pursuant to which the Company Shareholder agreed not to (a) lend, pledge, hypothecate, encumber donate, offer, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such restricted securities, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) until the earlier of (x) six (6) months after the date of Closing and (y) the date after the Closing on which Pubco consummates a liquidation, merger, share exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property.

Insider Letter Amendment

Simultaneously with the execution of the Business Combination Agreement, the SPAC, the Company, Pubco the Sponsor and the other Insiders (as defined thereunder) entered into an amendment (the “Insider Letter Amendment”) to that certain letter agreement, dated September 14, 2021, by and among, SPAC, the Sponsor, and the directors and officers of SPAC named therein (the “Insider Letter”); pursuant to which, the Insider letter was amended to, among other things, (i) add Pubco as a party to the Insider Letter, (ii) revise the terms of the Insider Letter to reflect the transactions contemplated by the Business Combination Agreement, including the issuance of Pubco Ordinary Shares in exchange for the shares of SPAC Common Stock, and (iii) amend the terms of the lock-up applicable to the founder shares set forth in the Insider Letter to conform with the lock-up terms in the Lock-Up Agreement described above.

The foregoing description of the Shareholder Support Agreement, Lock-Up Agreement and Insider Letter Amendment is not complete and is subject to and qualified in its entirety by reference to the Form of Shareholder Support Agreement, the Lock-Up Agreement, and the Insider Letter Amendment, copies of which are filed with this Current Report on Form 8-K as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, and the terms of which are incorporated by reference herein.

The Business Combination Agreement and the Ancillary Agreements have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about the SPAC, the Company or any of their respective affiliates. The representations, warranties, covenants and agreements contained in the Business Combination Agreement, the Ancillary Agreements and the other documents related thereto, as applicable, were made only for purposes of such agreements as of the specific dates therein, were solely for the benefit of the parties to the Business Combination Agreement, the Ancillary Agreements, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Business Combination Agreement and the Ancillary Agreements, as applicable, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement and the Ancillary Agreements, as applicable, and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Business Combination Agreement and the Ancillary Agreements, as applicable, which subsequent information may or may not be fully reflected in the SPAC’s public disclosures.

Item 7.01 Regulation FD Disclosure.

On December 3, 2025, the SPAC and the Company issued a press release announcing their execution of the Business Combination Agreement. A copy of the press release is furnished hereto as Exhibit 99.1, and is incorporated herein by reference.

The information in this Item 7.01 and Exhibit 99.1 attached hereto will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Business Combination and Where to Find It

Pubco intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of the SPAC and a prospectus (the “Proxy Statement/Prospectus”) in connection with the proposed Business Combination. When available, the definitive proxy statement and other relevant documents will be mailed to stockholders of the SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Pubco and the SPAC will also file other documents regarding the Business Combination with the SEC. This Current Report does not contain all of the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF THE SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE SPAC’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS STOCKHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE SPAC AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Pubco and the SPAC, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: WinVest Acquisition Corp.: 125 Cambridgepark Drive, Suite 301 Cambridge, Massachusetts 02140; e-mail: manish@trefis.com or Embed Financial Group Cayman Holdings: e-mail: efgh-ir@icrinc.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company, the SPAC, Pubco and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of the SPAC’s stockholders in respect of the proposed Business Combination. The SPAC’s stockholders and other interested persons may obtain more detailed information about the names and interests of these directors and officers of the Company and the SPAC in the Business Combination which will be set forth in filings with the SEC, including when filed, the Registration Statement and Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources specified above and on the SEC’s web site at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of the Company or the SPAC, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the SPAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination Agreement by the stockholders of the SPAC; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the Business Combination Agreement following the announcement of the entry into the Business Combination Agreement and proposed business combination; (v) the ability of the parties to recognize the benefits of the Business Combination Agreement and the Business Combination; (vi) the lack of useful financial information for an accurate estimate of future capital expenditures and future revenue (vii) statements regarding the Company’s industry and market size, (viii) financial condition and performance of the Company, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of the SPAC’s public stockholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of the Company, (ix) risks related to the Company’s business including potential political and economic instability in its intended markets and (x) those factors discussed in the SPAC’s filings with the SEC and that will be contained in the definitive Proxy Statement relating to the Business Combination. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the definitive Proxy Statement and other documents to be filed by the SPAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while the SPAC and the Company may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law. Neither of the SPAC or the Company gives any assurance that the SPAC or the Company, or the combined company, will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibits	Description
2.1*	Business Combination Agreement, dated as of December 2, 2025, by and among SPAC, Pubco, Company Merger Sub, SPAC Merger Sub and the Company.
10.1	Form of Voting and Support Agreement, dated as of December 2, 2025, by and among the SPAC, the Company, and the Company Shareholder.
10.2	Form of Lockup Agreement, dated as of December 2, 2025, between Pubco and the Company Shareholder.
10.3	Form of Amendment of Letter Agreement
99.1	Press Release, dated December 3, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 10, 2025

WINVEST ACQUISITION CORP.

By:	/s/ Manish Jhunjhunwala
Name:	Manish Jhunjhunwala
Title:	Chief Executive Officer and Chief Financial Officer